UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Apricus Biosciences, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

652903-10-5
(CUSIP Number)

Mark DiPaolo
General Counsel
Sarissa Capital Management LP
660 Steamboat Road
Greenwich, CT 06830
203-302-2330

With a copy to:
Russell Leaf
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
212-728-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 12, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be  subject to all other  provisions of the Act  (however, see the Notes).

CUSIP No. 652903-10-5	Page 2 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH*	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,231,985
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,231,985
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,231,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.87%
14		TYPE OF REPORTING PERSON PN

* As more fully described herein, the beneficial ownership information set forth herein does not include additional Shares or Shares subject to the additional Warrants to be acquired by the Sarrisa Funds upon the occurrence of the Second Closing.

CUSIP No. 652903-10-5	Page 3 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Alexander J. Denner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 11,231,985
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER 11,231,985
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,231,985
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.87%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 652903-10-5	Page 4 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Offshore Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,372,062
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 4,372,062
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,372,062
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.19%
14		TYPE OF REPORTING PERSON PN

CUSIP No. 652903-10-5	Page 5 of 10 Pages
SCHEDULE 13D

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Sarissa Capital Domestic Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,859,923
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 6,859,923
	10	SHARED DISPOSITIVE POWER
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,859,923
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.15%
14		TYPE OF REPORTING PERSON PN

Item 1.  Security and Issuer.
This statement constitutes Amendment No. 1 to the Schedule 13D (this “Amendment No. 1”) relating to the Common Stock, par value $0.001 (the “Shares”), issued by Apricus Biosciences, Inc. (the “Issuer”), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission on February 23, 2015 (the “Initial Schedule 13D”), on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 3.  Source or Amount of Funds or Other Consideration.
Item 3 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

Upon the First Closing (as defined in the Subscription Agreement (as defined below)), the Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 11,231,985 Shares (including warrants (the “Warrants”) to purchase an aggregate of 3,400,661 Shares). The aggregate purchase price of the Shares and the Warrants that the Reporting Persons may be deemed to have acquired beneficial owner with respect to upon the First Closing is approximately $1,150,000 (including commissions). The source of funding for these Shares was the general working capital of the respective purchasers.  As more fully described herein, subject to the terms and conditions of the Subscription Agreement, at the Second Closing, the Sarissa Funds have the right and obligation to acquire an additional 6,647,728 Shares and additional Warrants pursuant to which 3,323,864 Shares are issuable upon the exercise thereof.  Such additional Shares and the Shares issuable upon the exercise of such additional Warrants are not included in the beneficial ownership information reported herein.
Item 4.  Purpose of Transaction.
Item 4 of the Initial Schedule 13D is hereby amended by adding the following:
On January 12, 2016, the Sarissa Funds entered into a subscription agreement with the Issuer (the “Subscription Agreement”) pursuant to which the Sarissa Funds (a) upon the First Closing, purchased from the Issuer pursuant to an effective registration statement and a related prospectus supplement filed with the Securities and Exchange Commission an aggregate of 1,306,819 Shares and Warrants to purchase an additional 653,409 Shares at a combined purchase price of $0.88 per Share and related Warrant, or approximately $1,150,000 in the aggregate, and (b) upon the Second Closing, will purchase from the Issuer pursuant to an effective registration statement and a related prospectus supplement filed with the Securities and Exchange Commission an aggregate of 6,647,728 Shares and Warrants to purchase an additional 3,323,864 Shares at a combined purchase price of $0.88 per Share and related Warrant, or approximately $5,850,000 in the aggregate.  The Warrants issued at the First Closing and to be issued at the Second Closing shall have an exercise price of $0.88 per share, will be exercisable beginning six months and one day after the date of issuance and will expire on the seventh anniversary of the date of issuance.  The First Closing occurred on January 13, 2016.  The Second Closing is subject to the conditions set forth in the Subscription Agreement, including the receipt of the requisite approval of the stockholders of the Issuer.
Under the Subscription Agreement and consistent with the rights of the Sarissa Funds in effect prior to the execution of the Subscription Agreement, the Sarissa Funds have the right to appoint a member to the Issuer’s Board of Directors.  In addition, the Sarissa Funds have preemptive rights to participate in future equity issuances by the Issuer, subject to certain exceptions, so as to maintain the Sarissa Funds’ then-current percentage beneficial ownership of the Shares.  Such rights will continue until the Sarissa Funds cease to beneficially own at least

4,635,878 Shares (subject to adjustment for stock splits, combinations and similar transactions), assuming, for this purpose, that all Warrants held by the Sarissa Funds were fully exercised.  Upon request by the Sarissa Funds, the Issuer is required to use commercially reasonable efforts to have a registration statement on Form S-3 filed and declared effective with respect to the resale of the Shares owned by the Sarissa Funds.
In connection with the First Closing, the Sarissa Funds entered into an amendment with the Issuer regarding the Warrants issued to the Sarissa Funds on February 13, 2015 (the “Warrant Amendment” and such Warrants, the “Prior Warrants”).  Pursuant to this amendment, (a) the exercise price of the Prior Warrants was reduced to $0.88 per Share, (b) the exercisability date of the Prior Warrants was changed to July 12, 2016, and (c) the expiration date of the Prior warrants was changed to January 12, 2023.

The foregoing summaries of the Subscription Agreement, the Warrants and the Warrant Amendment are subject to, and qualified in their entirety by reference to, the Subscription Agreement, form of Warrant and the Warrant Amendment, which are attached hereto as Exhibits 4, 5 and 5.1, respectively, and which are incorporated herein by reference.
Item 5.  Interest in Securities of the Issuer.
Item 5 of the Initial Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a) After the First Closing, the Reporting Persons may be deemed to beneficially own, in the aggregate, 11,231,985 Shares (including 3,400,661 Shares underlying the Warrants) representing approximately 17.87% of the Issuer's outstanding Shares (based upon (i) the 50,414,481 Shares stated to be outstanding as of January 7, 2016 by the Issuer in the Subscription Agreement, (ii) the 7,831,324 Shares owned by the Sarissa Funds after giving effect to the First Closing under the Subscription Agreement, (iii) the 3,400,661 Shares underlying the Warrants held by the Sarissa Funds after giving effect to the First Closing, and (iv) the 1,221,592 Shares issued to other investors at the First Closing).  As more fully described herein, subject to the terms and conditions of the Subscription Agreement, at the Second Closing, the Sarissa Funds have the right and obligation to acquire an additional 6,647,728 Shares and additional Warrants pursuant to which 3,323,864 Shares are issuable upon the exercise thereof.  Such additional Shares and the Shares issuable upon the exercise of such additional Warrants are not included in the beneficial ownership information reported herein.

(b) For purposes of this Schedule 13D:

After the First Closing, Sarissa Domestic has sole voting power and sole dispositive power with regard to 6,859,923 Shares (including 2,078,203 Shares underlying the Warrants held thereby after the First Closing).  After the First Closing, Sarissa Offshore has sole voting power and sole dispositive power with regard to 4,372,062 Shares (including the 1,322,458 Shares underlying the Warrants held thereby after the First Closing).  Sarissa Capital, as the investment advisor to the Sarissa Funds, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 11,231,985 Shares (including 3,400,661 Shares underlying the Warrants) held by the Sarissa Funds after the First Closing.  By virtue of his position as the Chief Investment Officer of Sarissa Capital and as the managing member of Sarissa Capital’s general partner, Dr. Denner may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the 11,231,985 Shares (including 3,400,661 Shares underlying the Warrants) held by the Sarissa Funds after the First Closing.  As more fully described herein, subject to the terms and conditions of the Subscription Agreement, at the Second Closing, the Sarissa Funds have the right and obligation to acquire an additional 6,647,728 Shares and additional Warrants pursuant to which 3,323,864 Shares are issuable upon the exercise thereof.  Such additional Shares and the Shares issuable upon the exercise of such additional Warrants are not included in the beneficial ownership information reported herein.

Item 7.  Material to Be Filed as Exhibits.

Item 7 of the Initial Schedule 13D is hereby amended by adding the following:

4.	Subscription Agreement
5.	Form of Warrant
5.1	Warrant Amendment

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2016

SARISSA CAPITAL MANAGEMENT LP

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: General Counsel

SARISSA CAPITAL DOMESTIC FUND LP
By: Sarissa Capital Fund GP LP, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

SARISSA CAPITAL OFFSHORE MASTER FUND LP
By: Sarissa Capital Offshore Fund GP LLC, its general partner

By:	/s/ Mark DiPaolo
Name: Mark DiPaolo
Title: Authorized Person

/s/Alexander J. Denner
Alexander J. Denner